FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Footnotes to pages 47 to 131

Reconciliations of reported and underlying profit/(loss) before tax

1 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
2 Positive numbers are favourable: negative numbers are unfavourable.

  3 Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

4 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
5 The operating results of these disposals were removed from underlying results in addition to disposal gains and losses.
6 The operating results of these disposals and acquisitions were not removed from underlying results as they were not significant.

  7 Other income in this context comprises where applicable net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

Financial summary

8 The effect of the bonus element of the rights issue in 2009 has been included within the basic and diluted earnings per share.

  9 Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. For further information, see footnote 3 on page 46.

10 Dividends per ordinary share expressed as a percentage of basic earnings per share.

11 The accounting for the disposal of our interest in Ping An is described on page 521. In the first half of 2013, we recognised a net gain on the completion of the Ping An disposal of US$553m which offset the US$553m loss on the contingent forward sale contract recognised in the second half of 2012. The gain of US$553m represented the net effect of the US$1,235m gain on derecognition of the Ping An equity securities classified as available-for-sale investments and recorded in 'Gains less losses from financial investments', offset by the US$682m adverse change in fair value of the contingent forward sale contract in the period to the point of delivery of the equity securities recorded in 'Net trading income'.

12 Net interest income includes the cost of internally funding trading assets, while the related external revenues are reported in 'Trading income'. In our global business results, the cost of funding trading assets is included with Global Banking and Market's net trading income as interest expense.

13 Gross interest yield is the average annualised interest rate earned on average interest-earning assets ('AIEA').

14 Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.

15 Net interest margin is net interest income expressed as an annualised percentage of AIEA.
16 Interest income on trading assets is reported as 'Net trading income' in the consolidated income statement.
17 Interest income on financial assets designated at fair value is reported as 'Net income from financial instruments designated at fair value' in the consolidated income statement.
18 Including interest-bearing bank deposits only.

19 Interest expense on financial liabilities designated at fair value is reported as 'Net income on financial instruments designated at fair value' in the consolidated income statement, other than interest on own debt which is reported in 'Interest expense'.

20 Including interest-bearing customer accounts only.

21 Trading income also includes movements on non-qualifying hedges. These hedges are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, nor could be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings and floating rate debt issued by HSBC Finance. The size and direction of the changes in the fair value of non-qualifying hedges that are recognised in the income statement can be volatile from year-to-year, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities if the derivative is held to maturity.

22 Net trading income includes an unfavourable movement of US$66m (2012: unfavourable movement of US$629m; 2011: favourable movement of US$458m), associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities arising from movements in HSBC issuance spreads.

23 Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC's long-term debt issued.
24 Discretionary participation features.

25 Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of incurred claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

26 The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

Consolidated balance sheet

27 Net of impairment allowances.
28 The calculation of capital resources, capital ratios and risk-weighted assets on a Basel 2.5 basis.
29 Capital resources are total regulatory capital, the calculation of which is set out on page 305.
30 Including perpetual preferred securities, details of which can be found in Note 32 on the Financial Statements.

31 The definition of net asset value per share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

32 'Currency translation adjustment' is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current year-end.

33 Balance included in disposal groups, per note 25 on the Financial Statements.

34 In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 68. This led to an increase in the amount of reverse repo and repo agreements classified as 'Loans and advances to customers' at amortised cost and 'Customer accounts' at amortised cost in the balance sheet, respectively. The increase in amortised cost balances primarily occurred in Europe and North America, specifically in the UK and the US and the Global Banking and Markets global business.

35 France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

Reconciliation of RoRWA measures

36 Risk-weighted assets ('RWA's) and pre-tax return on average risk-weighted assets ('RoRWA').
37 Underlying RoRWA is calculated using underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals.

38 'Other' includes treasury services related to the US Consumer and Mortgage Lending business and commercial operations in run-off. US CML includes loan portfolios within the run-off business that are designated held for sale.

Globalbusinesses and geographical regions

39 The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which includes net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

40 Assets by geographical region and global businesses include intra-HSBC items. These items are eliminated, where appropriate, under the heading 'Intra-HSBC items' or 'inter-segment elimination', as appropriate.

41 For divested businesses, this includes the gain or loss on disposal and material results of operations as described on page 47.
42 Loan impairment charges and other credit risk provisions.
43 Share of profit in associates and joint ventures.

44 In the analysis of global businesses, net trading income/(expense) comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.

45 In 2013, funding costs that had previously been reported within 'Other' were allocated to their respective business lines. For comparative purposes, 2012 data have been re-presented to reflect this change.

46 In 2013, Markets included an adverse fair value movement of US$66m on the widening of credit spreads on structured liabilities (2012: adverse fair value movement of US$629m; 2011: favourable fair value movement of US$458m).

47 'Other' in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits are included within 'Other'.

48 'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet, and customer deposits, which are reported on the Group's balance sheet.

49 Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within 'Other' which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC's Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M's 'Net trading income' on a fully funded basis, 'Net interest income' and 'Net interest income/(expense) on trading activities' are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.

50 Net insurance claims incurred and movement in liabilities to policyholders.

51 'Employee expenses' comprise costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the 'Other' category are shown in 'Other operating expenses'.

52 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

53 In 2012 CMB results include US$128m of net operating income and US$43m of profit before tax, related to low income housing tax credit investments in the US which are offset within the 'Other' segment.

54 Funds under management and assets held in custody are not reported on the Group's balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager, and these assets are consolidated as Structured entities (see Note 42 on the Financial Statements).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 25 March 2014